# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Trilogy Metals Inc., CIK 0001543418
CUSIP: 89621C105
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: Suite 901, 510 Burrard Street, Vancouver, British Columbia Canada (A1), V6C 3A8
Date of event which requires filing of this statement: 03/01/2024
Filed by CIK 0001562639
Persons authorized to receive notices and communications: Kimberley Anderson, Dorsey & Whitney LLP, 701 Fifth Avenue, Suite 6100, Seattle, Washington (WA), 98104, (206) 903-8803

## Reporting persons
- Tony Giardini (CIK 0001562639): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF), other (OO); sole voting power 8,169,131; shared voting power 0; sole dispositive power 8,169,131; shared dispositive power 0; aggregate amount beneficially owned 8,169,131 (5% of the class)
  Comment: THIS SCHEDULE 13D IS BEING FILED LATE DUE TO AN INADVERTENT ADMINISTRATIVE ERROR

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Trilogy Metals Inc.
Address of issuer's principal executive offices: Suite 901, 510 Burrard Street, Vancouver, British Columbia Canada (A1), V6C 3A8

## Item 2. Identity and Background
Name of person filing: Tony Giardini ("Reporting Person")
Residence or business address:
Trilogy Metals Inc.
Suite 901, 510 Burrard Street
Vancouver, British Columbia V6C 3A8
Canada
Present principal occupation or employment: The Reporting Person is the President and Chief Executive Officer and a director of Trilogy Metals Inc. (the "Issuer").
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Canadian

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PF and OO

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person received from the Issuer compensatory awards from of restricted stock units and options in the ordinary course of business - see Schedule A

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of March 1, 2024: 8,169,131 Shares consisting of 5,279,064 Common Shares plus 2,890,067 Common Shares underlying employee stock options held by the Reporting Person
As of October 19, 2025: 11,532,060 Shares, consisting of 8,332,060 Common Shares plus 3,200,000 Common Shares underlying employee stock options held by the Reporting Person and exercisable within the next 60 days.
Number of shares as to which each person has sole or shared power to vote or dispose: See Exhibit 99.1 attached hereto
Transactions in the class effected during the past sixty days: See Exhibit 99.1 attached hereto
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 List of Transactions

## Signatures
- Tony Giardini: /s/ Tony Giardini, Reporting Person (10/24/2025)